UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
709102107
(CUSIP Number)
CALENDAR YEAR 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[  ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
APG Asset Management US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Based on 69,908,935 shares of common stock outstanding as of 10/27/2017, as reported on the Issuer's Report on 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on 11/2/2017.

CUSIP No. 709102107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
APG Asset Management, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Based on 69,908,935 shares of common stock outstanding as of 10/27/2017, as reported on the Issuer's Report on 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on 11/2/2017.

CUSIP No. 709102107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
APG Groep, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Based on 69,908,935 shares of common stock outstanding as of 10/27/2017, as reported on the Issuer's Report on 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on 11/2/2017.

CUSIP No. 709102107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Stichting Pensioenfonds ABP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

* Based on 69,908,935 shares of common stock outstanding as of 10/27/2017, as reported on the Issuer's Report on 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on 11/2/2017.

CUSIP No. 709102107

ITEM 1(a) -	NAME OF ISSUER: Pennsylvania Real Estate Investment Trust
ITEM 1(b) -	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: The Bellevue 200 South Broad Street Philadelphia, PA 19102-303
ITEM 2(a) -	NAME OF PERSON FILING: (1) APG Asset Management US Inc. (2) APG Asset Management, N.V. (3) APG Groep, N.V. (4) Stichting Pensioenfonds ABP
ITEM 2(b) -
ADDRESS OF PRINCIPAL BUSINESS OFFICE:

(1) 666 3rd Ave., 2nd Floor, New York, NY  10017
(2) Gustav Mahlerplein 3, 1082 MS Amsterdam
(3) Oude Lindestraat 70, Postbus 6401, Heerlen, Netherlands
(4) PO Box 4806, 6401 JL Heerlen, Netherlands

ITEM 2(c) -	CITIZENSHIP: (1) United States of America (2) Kingdom of the Netherlands (3) Kingdom of the Netherlands (4) Kingdom of the Netherlands
ITEM 2(d) -	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e) -	CUSIP NUMBER: 709102107

CUSIP No. 709102107

ITEM 3 -	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

ITEM 4 -	OWNERSHIP: The information herein is incorporated by reference to the cover page of this Schedule 13G.

APG Asset Management, N.V. ("APG NL") is wholly-owned by APG Groep, N.V. ("APG Groep") and is the investment manager with respect to the securities to which this statement relates.  Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. ("APG US"), which is its wholly-owned subsidiary.  Stichting Pensioenfonds ABP is the majority owner of APG Groep.  By virtue of the relationships described above, each of the reporting persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each reporting person disclaims membership in any such group.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ][1]

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not applicable.
ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

1 If you are filing an exit filing please put insert "[X]".

CUSIP No. 709102107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2018

APG ASSET MANAGEMENT US, INC.
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

APG GROEP, N.V.
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

STICHTING PENSIOENFONDS ABP
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date:  January 31, 2018

APG ASSET MANAGEMENT US, INC.
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

APG GROEP, N.V.
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer

STICHTING PENSIOENFONDS ABP
By:	/s/ Evan Gordon
Name: Title:	Evan Gordon Chief Compliance Officer